Exhibit 99.(m)(2)

As amended 7/16/2007

Schedule A

FUNDS

Interstate Municipal Money-Market

California Municipal Money-Market

Connecticut Municipal Money-Market

Florida Municipal Money-Market

Michigan Municipal Money-Market

New Jersey Municipal Money-Market

Pennsylvania Municipal Money-Market

Virginia Municipal Money-Market

Massachusetts Municipal Money-Market

Ohio Municipal Money-Market

Schedule B

Class	Distribution (12b-1 Fee) (%)
70	0.25
75	0.25
95	0.25
R	0.25